SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                 (Amendment No. 5)

                                  GenCorp Inc.
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                                (Name of Issuer)

                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)

                                   3686821006
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                         200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  January 13, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 2 of 5
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               PIRATE CAPITAL LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                -0-

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    563,300 (see Item 5)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-

                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,799,800 (see Item 5)
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,799,800 (see Item 5)

--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                6.9% (see Item 5)
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 3 of 5
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                Thomas R. Hudson Jr.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [X]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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                         7      SOLE VOTING POWER

                                3,236,500 (see Item 5)

                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    563,300 (see Item 5)
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,799,800 (See Item 5)
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

                                3,799,800 (see Item 5)
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                6.9% (see Item 5)
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 4 of 5
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        The Schedule 13D filed on November 15, 2004 by Pirate Capital LLC, a
Delaware limited liability company, and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $0.10 par value (the "Common Stock"), of GenCorp Inc. (the "Issuer"), as amended by Amendment No. 1 filed on July 15, 2005, Amendment No. 2 filed on October 31, 2005, Amendment No. 3 filed on December 9, 2005 and Amendment No. 4 filed on January 10, 2006, is hereby further amended as set forth below by this Amendment No. 5. The principal executive office of the Issuer is located at Highway 50 & Aerojet Road, Rancho Cordova, California 95670.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Item 3 of the Schedule 13D is hereby amended and restated as follows:

        Funds for the purchase of the Common Stock were derived from available capital of the Holders. A total of approximately $64,773,767 was paid to acquire the Common Stock as detailed in Item 5.


Item 4.           PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is hereby amended by the addition of the following:

         On January 13, 2006, Jolly Roger Fund LP, for which Pirate Capital LLC acts as the General Partner, sent a formal notice to the Issuer (the "Notice") of its intention to nominate three individuals, David A. Lorber, Todd R. Snyder and Robert C. Woods, for election to the board of directors of the Issuer. A copy of the Notice is attached hereto as Exhibit A and incorporated herein by reference.


Item 5.           INTEREST IN SECURITIES OF THE ISSUER

         Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

         (c) The Reporting Persons have effected no transactions in the Common Stock since their most recent filing on Schedule 13D.


Item 7.           MATERIAL TO BE FILED AS EXHIBITS

        Item 7 of the Schedule 13D is hereby amended and restated as follows:

        A. Letter to the Issuer dated January 13, 2006

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CUSIP NO.      3686821006              SCHEDULE 13D/A         PAGE 5 of 5
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                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 17, 2006


                                           PIRATE CAPITAL LLC


                                           By: /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Name: Thomas R. Hudson Jr.
                                               Title: Managing Member


                                               /s/ Thomas R. Hudson Jr.
                                               ---------------------------
                                               Thomas R. Hudson Jr.